EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

LS Power Development, LLC:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-141898 and 333-142134) and Form S-8 (333-141810) of Dynegy Inc. (formerly named Dynegy Acquisition, Inc.) of our report dated April 13, 2007, with respect to the combined balance sheets of the Power Generation Business of LS Power Development, LLC and Affiliates as of December 31, 2006 and 2005, and the related combined statements of operations, owners’ equity and comprehensive income (loss), and cash flows for the years then ended, which report appears in the Form 8-K/A of Dynegy Inc. dated May 1, 2007.

/s/ KPMG LLP

Philadelphia, Pennsylvania
May 1, 2007